UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[TELEVISA LOGO]                                 THIRD QUARTER 2004 RESULTS
                                                     FOR IMMEDIATE RELEASE

--------------------------------------------------------------------------

HIGHLIGHTS

o RECORD THIRD-QUARTER CONSOLIDATED AND TELEVISION BROADCASTING SEGMENT NET SALES, OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND MARGINS

o NET SALES INCREASED 29.1% AND OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION GREW 44.3%; ON A PRO FORMA BASIS, INCLUDING SKY MEXICO, NET SALES ROSE 12.9% AND OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION GREW 24.4%

o    WE  ARE  RAISING  OUR  FULL-YEAR  2004  GUIDANCE  FOR  THE  TELEVISION
     BROADCASTING   SEGMENT'S   REVENUE   AND   OPERATING   INCOME   BEFORE
     DEPRECIATION AND AMORTIZATION

CONSOLIDATED RESULTS

Mexico City, D.F., October 22, 2004 - Grupo Televisa,  S.A. (NYSE:TV;  BMV:
TLEVISA CPO) today announced results for the third quarter 2004. The results have been prepared in accordance with Mexican GAAP and are adjusted in millions of Mexican pesos in purchasing power as of September 30, 2004 (see pages 8-10). As described below, effective April 1, 2004, we adopted the guidelines of the Financial Accounting Standards Board Interpretation No. 46 in accordance with Mexican GAAP Bulletin A-8. Therefore, third quarter 2003 results do not include Sky Mexico. (For comparable figures, see Pro Forma Results by Business Segments on page 2).

The following table sets forth a condensed Statement of Income in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing the third quarter of 2004 with the third quarter of 2003:


-------------------------------------------------------------------------------------------------------------------
                                                       3Q 2004(1)    MARGIN %    3Q 2003(2)   MARGIN%     CHANGE%
-------------------------------------------------------------------------------------------------------------------
Net Sales                                               7,630.3       100.0       5,910.8      100.0       29.1
Operating Income Before Depreciation and Amortization   2,779.2        36.4       1,925.5       32.6       44.3
Operating Income                                        2,177.5        28.5       1,508.8       25.5       44.3
Net Income                                              1,437.5        18.8         720.7       12.2       99.5
-------------------------------------------------------------------------------------------------------------------

  (1) Third quarter 2004 results include Sky Mexico. Effective April 1, 2004, we adopted the guidelines of the Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46) in accordance with Mexican GAAP Bulletin A-8 "Supplementary Application of International Accounting Standards." Before adopting FIN 46, we accounted for our investment in Sky Mexico by applying the equity method, and recognized equity in losses in excess of our investment up to the amount of the guarantees made by us in connection with certain capital lease obligations of Sky Mexico.
  (2) Third quarter 2003 results do not include Sky Mexico. For further information, see "Pro forma Results by Business Segments."

Consolidated net sales increased 29.1% to Ps.7,630.3 million in the third quarter of 2004 from Ps.5,910.8 million in the third quarter of 2003. This increase reflects: i) the consolidation of the net sales from Sky Mexico; and ii) revenue growth in all of our business segments. On a pro forma basis, including Sky Mexico, net sales increased 12.9%.

Consolidated operating income before depreciation and amortization increased 44.3% to Ps.2,779.2 million in the third quarter of 2004. Consolidated operating income before depreciation and amortization margin increased to 36.4%, the highest margin ever reported in any third quarter in the Company's history. On a pro forma basis, including Sky Mexico, operating income before depreciation and amortization grew 24.4%. Additionally, operating income increased 44.3%.

The Company generated net income of Ps.1,437.5 million in the third quarter of 2004 compared to net income of Ps.720.7 million in last year's third quarter. The net increase of Ps.716.8 million reflects primarily: i) a Ps.853.7 million increase in operating income before depreciation and amortization; ii) a Ps.140.8 million decrease in other expense; and iii) a Ps.729.3 million increase in equity income of affiliates. These favorable changes were partially offset by: i) a Ps.479.5 increase in integral cost of financing; ii) a Ps.272.2 million increase in income taxes; iii) a Ps.62.5 million increase in minority interest; and iv) a Ps.7.8 million increase in restructuring and non-recurring charges.

PRO FORMA RESULTS BY BUSINESS SEGMENTS
The following  tables set forth the pro forma net sales,  operating  income
(loss) before depreciation and amortization, and operating income (loss) in millions of Mexican pesos for each of the Company's business segments for the third quarters ended September 30, 2004 and 2003, both including Sky
Mexico:

------------------------------------------------------------------------------------------
NET SALES                                    3Q       %      PRO FORMA      %     CHANGE
                                            2004              3Q 2003               %
------------------------------------------------------------------------------------------
Television Broadcasting                  4,304.8    55.2     3,874.1      56.1     11.1
Programming for Pay Television             210.6     2.7       183.8       2.7     14.6
Programming Licensing                      447.2     5.7       414.6       6.0      7.9
Publishing                                 511.5     6.6       466.6       6.8      9.6
Publishing Distribution                    515.9     6.6       471.5       6.8      9.4
Sky Mexico                               1,162.0    14.9       979.0      14.2     18.7
Cable Television                           265.2     3.4       248.5       3.6      6.7
Radio                                       76.0     1.0        59.2       0.9     28.4
Other Businesses                           308.5     3.9       202.6       2.9     52.3
SEGMENT NET SALES                        7,801.7   100.0     6,899.9     100.0     13.1
Intersegment Operations (1)               (209.4)             (211.7)               -
Disposed Operations (2)                     38.0                69.4                -
CONSOLIDATED NET SALES                   7,630.3             6,757.6               12.9
------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                      3Q     MARGIN   PRO FORMA   MARGIN   CHANGE
BEFORE DEPRECIATION AND AMORTIZATION        2004      %       3Q 2003       %       %
------------------------------------------------------------------------------------------
Television Broadcasting                  2,019.6     46.9    1,666.9      43.0     21.2
Programming for Pay Television              93.5     44.4       54.3      29.5     72.2
Programming Licensing                      154.3     34.5      133.1      32.1     15.9
Publishing                                 102.1     20.0       88.8      19.0     15.0
Publishing Distribution                     (7.3)    (1.4)      (0.2)      0.0      -
Sky Mexico                                 423.2     36.4      308.4      31.5     37.2
Cable Television                            65.8     24.8       75.6      30.4    (13.0)
Radio                                        5.4      7.1        2.9       4.9     86.2
Other Businesses                           (48.0)   (15.6)     (74.4)    (36.7)    35.5
Corporate Expenses                         (35.9)    (0.5)     (36.8)     (0.5)     2.4
SEGMENT OPERATING INCOME
BEFORE DEPRECIATION AND AMORTIZATION     2,772.7     35.5    2,218.6      32.2     25.0
Disposed Operations (2)                      6.5     17.1       15.3      22.0    (57.5)
CONSOLIDATED OPERATING INCOME
BEFORE DEPRECIATION AND AMORTIZATION     2,779.2     36.4    2,233.9      33.1     24.4
------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                      3Q     MARGIN   PRO FORMA   MARGIN   CHANGE
                                            2004      %       3Q 2003       %       %
------------------------------------------------------------------------------------------
Television Broadcasting                  1,743.9     40.5    1,414.0      36.5     23.3
Programming for Pay Television              89.2     42.4       42.7      23.2    108.9
Programming Licensing                      152.6     34.1      131.0      31.6     16.5
Publishing                                  98.6     19.3       83.8      18.0     17.7
Publishing Distribution                    (13.3)    (2.6)      (5.7)     (1.2)  (133.3)
Sky Mexico                                 240.6     20.7       96.6       9.9    149.1
Cable Television                            (6.7)    (2.5)      28.2      11.3      -
Radio                                        0.8      1.1       (1.2)     (2.0)     -
Other Businesses                           (89.3)   (28.9)    (149.5)    (73.8)    40.3
Corporate Expenses                         (35.9)    (0.5)     (36.8)     (0.5)     2.4
SEGMENT OPERATING INCOME                 2,180.5     27.9    1,603.1      23.2     36.0
Disposed Operations (2)                     (3.0)    (7.9)       2.3       3.3      -
CONSOLIDATED OPERATING INCOME            2,177.5     28.5    1,605.4      23.8     35.6
------------------------------------------------------------------------------------------

  (1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
  (2) Reflects the results of operations of the Company's nationwide paging and dubbing businesses.



Television          The record  third-quarter  11.1%  increase  in sales to
Broadcasting        Ps.4,304.8 million was attributable to four factors: i)
                    an increase of advertising time sold,  driven mainly by
                    an overall  pick-up  in the  Mexican  economy;  ii) the
                    broadcast  of  the  Olympic  Games,   which   generated
                    revenues of approximately Ps.262 million; iii) the Copa
                    America transmission; and iv) a 12.3% increase in local sales.

                    Operating income before depreciation and amortization increased 21.2% to a record third-quarter of Ps.2,019.6 million attributable to higher sales, which were partially offset by a 3.8% increase in cost of sales and a 2.0% increase in operating expenses, reflecting mainly the production and transmission costs of the Olympics of approximately Ps.177.1 million. As a result, operating income before depreciation and amortization margin increased to a third-quarter record of 46.9% compared with 43.0% reported in last year's third quarter.

Programming for The 14.6% increase in sales resulted from higher Pay Television revenues from signals sold to pay television systems and higher advertising sales in Mexico. These increases were partially offset by lower revenues from signals sold to pay television systems in Spain.

                    Operating income before depreciation and amortization increased 72.2% due to increased sales and lower cost of sales and operating expenses, which included a lower provision for doubtful trade accounts.

Programming         The 7.9%  increase in sales is  attributable  to higher
Licensing           royalties  paid to the Company by  Univision  under the
                    Univision Program License Agreement,  which amounted to
                    U.S.$25.7 million,  and by higher export sales to Latin
                    America,  Europe, Asia and Africa. These increases were
                    partially   offset   by   a   translation   effect   of
                    foreign-currency denominated sales, which amounted to Ps.5.2 million.

                    Operating income before depreciation and amortization increased 15.9% reflecting higher sales that were partially offset by higher cost of sales and operating expenses.

Publishing          The  9.6%  increase  in sales  was  related  to  higher
                    magazine circulation and advertising pages sold both in Mexico and abroad. These increases were partially offset by a translation effect of foreign-currency denominated sales, which amounted to Ps.23.9 million.

                    Operating income before depreciation and amortization increased 15.0% reflecting higher sales that were partially offset by higher cost of sales and operating expenses.

Publishing          The  9.4%  increase  in  sales   resulted  from  higher
Distribution        distribution  sales  abroad and higher  circulation  of
                    magazines published by the Company in Mexico and abroad. These increases were partially offset by a lower circulation of magazines published by third parties in Mexico, as well as by the translation effect of foreign-currency denominated sales, which amounted to Ps.47.4 million.

                    Operating losses before depreciation and amortization increased to Ps.7.3 million in the third quarter of 2004 compared with Ps.0.2 million in last year's third quarter. This increase reflects higher cost of sales and operating expenses, partially offset by higher sales.

Sky Mexico          The 18.7% increase in sales was mainly  attributable to
                    two factors:  i) a 14.1% growth of our subscriber  base
                    which as of September  30, 2004 reached  942,500  gross
                    active   subscribers,   including   54,800   commercial
                    subscribers,   compared   with  826,100   gross  active
                    subscribers, including 46,900 commercial subscribers as of September 30, 2003; and ii) the elimination of the 10% excise tax on telecommunications services.

                    Operating income before depreciation and amortization increased 37.2% to Ps.423.2 million in the third quarter of 2004 compared with Ps.308.4 million in last year's third quarter, which reflect higher sales that were partially offset by higher cost of sales and operating expenses. Sky Mexico's operating income before depreciation and amortization margin increased to 36.4% in the third quarter of 2004 from 31.5% reported in the same period of last year.

Cable Television    The 6.7%  increase  in sales to  Ps.265.2  million  was
                    primarily attributable to the elimination of the 10% excise tax on telecommunications services, as well as higher advertising sales and broadband subscription fees.

                    Operating income before depreciation and amortization decreased 13.0% to Ps.65.8 million in the third quarter of 2004 due to higher cost of sales reflecting higher programming and installation costs and higher operating expenses due to an increase in advertising expenses that were partially offset by higher sales.

                    Due to a change in our subscriber's cancellation policy, the subscriber base decreased to approximately 340,600, of which more than 74,600 had digital service as of September 30, 2004.

Radio Radio sales increased 28.4% to Ps.76.0 million compared with Ps.59.2 million in last year's third quarter, due to higher advertising time sold, which was mainly driven by our newscasts and sports programming.

                    Operating income before depreciation and amortization increased 86.2% to Ps.5.4 million compared with Ps.2.9 million reported in the same period a year ago. This increase was attributable to higher sales and was partially offset by higher cost of sales and operating expenses.

Other Businesses    The 52.3% revenue  increase was related to higher sales
                    in the distribution of feature films and Internet businesses, but partially offset by lower sales in the sporting business.

                    Operating loss before depreciation and amortization decreased to Ps.48.0 million from Ps.74.4 million in last year's comparable period. This favorable variance was led by a higher sales and lower operating expenses, which were partially offset by higher cost of sales.



NON-OPERATING RESULTS
Effective April 1, 2004, we began consolidating Sky Mexico into our consolidated financial statements. Therefore, third quarter 2003 results do not include Sky Mexico.

INTEGRAL COST OF FINANCING
The following table sets forth the Integral Cost of Financing for the three months ended September 30, 2004 and 2003, in millions of Mexican pesos, which consisted of:

--------------------------------------------------------------------------------
                                            3Q        3Q     INCREASE    CHANGE
                                          2004(1)    2003   (DECREASE)     %
--------------------------------------------------------------------------------
Interest expense                          600.1     336.9     263.2       78.1
Interest income                          (137.9)   (163.7)     25.8       15.8
Foreign exchange loss (gain) - net         85.3    (120.1)    205.4      171.0
Gain from monetary position - net         (29.9)    (15.0)    (14.9)     (99.3)
                                          517.6      38.1     479.5    1,258.5
--------------------------------------------------------------------------------
  (1) Includes Sky Mexico.

Integral cost of financing increased by Ps.479.5 million to Ps.517.6 million in the third quarter of 2004 from Ps.38.1 million in the third quarter of 2003. This increase reflects: i) an unfavorable Ps.205.4 million change resulting from a net foreign exchange loss compared to a net foreign exchange gain related to the 1.22% appreciation of the Mexican peso against the U.S. dollar during the third quarter of 2004 compared to a 5.46% depreciation of the Mexican peso against the U.S. dollar during the third quarter of 2003; ii) a Ps.263.2 million increase in interest expense, primarily as a result of an increase in the average amount of our debt, resulting from the consolidation of Sky Mexico's debt; and iii) a Ps.25.8 million decrease in interest income reflecting Sky Mexico's capitalization in September 2003 of all amounts due to us in connection with certain financing provided to this joint venture, which was partially offset by an increase in interest income in connection with a higher average amount of temporary investments during the third quarter of 2004. These unfavorable variances were offset by a Ps.14.9 million increase in gain from monetary position primarily as a result of a higher net liability monetary position, as well as a higher inflation in the third quarter of 2004 (1.72%) compared to the third quarter of 2003 (1.04%).

RESTRUCTURING AND NON-RECURRING CHARGES
Restructuring and non-recurring charges increased by Ps.7.8 million, or 17.8%, to Ps.51.6 million for the third quarter of 2004 as compared to Ps.43.8 million for the third quarter of 2003. This increase primarily reflects restructuring charges in connection with work force reductions.

OTHER EXPENSE-NET
Other expense-net decreased by Ps.140.8 million, or 66.0%, to Ps.72.4 million for the third quarter of 2004 as compared to Ps.213.2 million for the third quarter of 2003. This decrease primarily reflects a reduction in goodwill amortization as we ceased amortizing this intangible asset beginning January 1, 2004 in accordance with Mexican GAAP Bulletin B-7 related to business acquisitions, as well as a reduction in donations and a decrease in loss on disposition of fixed assets. This decrease in other expense was partially offset by a gain on disposition of our remaining minority interest in a DTH venture in Spain in the third quarter of 2003.

INCOME TAX
Income tax increased by Ps.272.2 million, or 166.2%, to Ps.436.0 million for the third quarter of 2004 from Ps.163.8 million for the third quarter of 2003. This increase reflects an increased income tax base for 2004 compared with 2003, as well as an increase in our effective income tax rate.

EQUITY IN RESULTS OF AFFILIATES
Equity in results of affiliates increased by Ps.729.3 million to an equity in income of affiliates of Ps.403.3 million for the third quarter of 2004 compared to an equity in losses of affiliates of Ps.326.0 million in the third quarter of 2003. This increase primarily reflects: i) the reversal of previous reserves of approximately Ps.360.0 million pesos due to release of the Company from its PAS 6B satellite transponder guarantee in connection with Sky Multi-Country Partners in October 2004; ii) the absence of equity loss of Sky Mexico; iii) a reduction in our equity loss of DTH TechCo Partners; and iv) an increase in our equity income of Univision.

MINORITY INTEREST
Minority interest increased by Ps.62.5 million to Ps.65.7 million in the third quarter of 2004 as compared to Ps.3.2 million in the third quarter of 2003. This increase primarily reflects the portion of net income attributable to the interest held by third parties in the Sky Mexico business beginning the second quarter of 2004.

OTHER RELEVANT INFORMATION
CAPITAL EXPENDITURES AND INVESTMENTS
In the third quarter of 2004, we invested approximately U.S.$48.6 million in property, plant and equipment as capital expenditures, of which approximately U.S.$9.3 and U.S.$18.1 million are related to our Cable Television and Sky Mexico segments, respectively. Additionally, we invested approximately U.S.$1.8 million in long-term loans made to our Latin American DTH joint ventures.

DEBT
As of September 30, 2004, our consolidated long-term portion of debt amounted to Ps.17,088.7 million, including Ps.4,421.6 million from Sky Mexico which is not guaranteed by the Company, and our consolidated current portion of debt was Ps.2,406.6 million. Additionally, as of September 30, 2004, Sky Mexico had long-term and current portions of a capital lease obligation totaling Ps.1,372.8 million and Ps.70.3 million, respectively. As of September 30, 2003, our consolidated long-term portion of debt amounted to Ps.15,233.9 million, and our consolidated current portion of debt was Ps.298.6 million.

On September 8, 2004, Standard & Poor's Ratings Services raised Televisa's local currency corporate credit rating to "BBB" from "BBB-" and affirmed its outlook at stable. Standard & Poor's also affirmed Televisa's foreign currency corporate credit rating at "BBB-/Stable", which reflects the foreign currency sovereign rating on the United Mexican States.

In October 2004, we obtained a committed credit facility for a seven and a half-year loan with a Mexican bank for an aggregate principal amount of $2 billion pesos. Net proceeds will be used to refinance our $200 million dollar bond due in August 2005. With this transaction, Televisa's foreign currency denominated debt exposure will be reduced from 70% to 59%.

TELEVISION RATINGS AND AUDIENCE SHARE
National urban ratings and audience share reported by IBOPE confirm that in the third quarter of 2004 Televisa continue to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00 - Monday to Friday), audience share amounted to 70.2%; in prime time (16:00 to 23:00 - Monday to Sunday), audience share amounted to 69.6%; and in sign-on to sign-off (6:00 to 24:00 - Monday to Sunday), audience share amounted to 71.7%.

During the 2004 Summer Olympic Games, Televisa achieved an average of 67.9% audience share, reflecting our dominant position in broadcasting major sporting events. Our program in prime-time "La Jugada Olimpica" was the most watched sports program in Mexico during the Olympics, achieving the highest number of sports viewers during the event.

OUTLOOK FOR 2004
We are raising our guidance for the year. We now expect our Television Broadcasting revenue to increase 5.5%. In addition, we remain committed to keeping costs and expenses of our Television Broadcasting segment flat during the year, despite the production and transmission of the Olympic Games. Therefore, we expect our Television Broadcasting segment's operating income before depreciation and amortization margin to exceed 45%.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     (Please see attached tables for financial information and ratings data)

                                       ###

CONTACTS:

     INVESTOR RELATIONS:
      Michel Boyance / Alejandro Eguiluz
      Grupo Televisa, S.A.
      Av. Vasco de Quiroga No. 2000
      Colonia Santa Fe
      01210 Mexico, D.F.
      (5255) 5261-2000

                              GRUPO TELEVISA, S. A.
   CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
    (Millions of Mexican pesos in purchasing power as of September 30, 2004)

                 ASSETS

                                               September 30,        December 31,
                                                  2004(1)              2003
                                                (Unaudited)          (Audited)
                                              --------------     --------------
Current:
  Available:
        Cash                                  Ps.     398.4      Ps.     384.3
        Temporary investments                      10,142.5           12,292.5
                                              --------------     --------------
                                                   10,540.9           12,676.8

  Trade notes and accounts receivable-net           3,703.7           10,960.4
  Other accounts and notes receivable-net             904.7              923.3
  Due from affiliated companies-net                   141.1              457.4
  Transmission rights and programming               3,589.0            3,654.2
  Inventories                                         549.5              530.8
  Other current assets                                627.1              524.4
                                              --------------     --------------
        Total current assets                       20,056.0           29,727.3

Transmission rights and programming                 4,316.2            4,828.0
Investments                                         6,880.7            6,534.8
Property, plant and equipment-net                  18,733.1           16,126.5
Goodwill and other intangible assets-net            9,396.9            9,510.2
Other assets                                          411.8              214.9
                                              --------------     --------------
            Total assets                      Ps.  59,794.7      Ps.  66,941.7
                                              ==============     ==============

(1)  Include assets of Sky Mexico as of September 30, 2004.



                              GRUPO TELEVISA, S. A.
   CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
    (Millions of Mexican pesos in purchasing power as of September 30, 2004)

                   LIABILITIES

                                                   September 30,    December 31,
                                                      2004(1)          2003
                                                    (Unaudited)     (Audited(2))
                                                 --------------   --------------
Current:
  Current portion of long-term debt              Ps.   2,406.6    Ps.     294.8
  Current portion of capital lease                        70.3              -
  Trade accounts payable                               2,079.5          2,427.7
  Customer deposits and advances                       6,224.1         14,042.5
  Taxes payable                                          395.3          1,330.4
  Accrued interest                                       232.3            325.8
  Other accrued liabilities                            1,639.1          1,169.6
                                                 --------------   --------------
    Total current liabilities                         13,047.2         19,590.8
Long-term debt                                        17,088.7         15,199.8
Capital lease                                          1,372.8              -
Customer deposits and advances                           319.8            433.7
Other long-term liabilities                              720.7            732.4
Deferred taxes                                         1,279.2          1,193.4
DTH joint ventures                                         -            1,337.6
                                                 --------------   --------------
    Total liabilities                                 33,828.4         38,487.7
                                                 --------------   --------------


                 STOCKHOLDERS' EQUITY

Majority interest:
  Capital stock issued                                 9,404.9          8,484.0
  Additional paid-in capital                           4,006.0          4,006.0
                                                 --------------   --------------
                                                      13,410.9         12,490.0
                                                 --------------   --------------
  Retained earnings:
    Legal reserve                                      1,498.1          1,312.3
    Reserve for repurchase of shares                   5,463.1          5,463.1
    Unappropriated earnings                           11,336.5         13,232.6
    Accumulated other comprehensive loss              (1,809.9)        (2,319.1)
    Net income for the period                          2,387.4          3,717.8
                                                 --------------   --------------
                                                      18,875.2         21,406.7
                                                 --------------   --------------
  Shares repurchased                                  (6,123.1)        (6,557.7)
                                                 --------------   --------------
    Total majority interest                           26,163.0         27,339.0
Minority interest                                       (196.7)         1,115.0
                                                 --------------   --------------
    Total stockholders' equity                        25,966.3         28,454.0
                                                 --------------   --------------
    Total liabilities and stockholders' equity   Ps.  59,794.7    Ps.  66,941.7
                                                 ==============   ==============

  (1) Include liabilities, accumulated results and minority interest of Sky Mexico as of September 30, 2004.
  (2) Certain reclassifications have been made to the 2003 Audited Financial Statements to conform to classifications used in the 2004 Unaudited Financial Statements.



                                                        GRUPO TELEVISA, S. A.
                                         CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
                                            NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                              (Millions of Mexican pesos in purchasing power as of September 30, 2004)

                                                           Three months ended September 30,        Nine months ended September 30,
                                                                 2004 (1)            2003              2004 (2)            2003
                                                              (Unaudited)         (Unaudited)        (Unaudited)        (Unaudited)
                                                        -----------------   -----------------   ----------------   -----------------

Net sales                                               Ps.     7,630.3     Ps.     5,910.8     Ps.    20,538.4    Ps.    17,095.6
Cost of sales                                                   3,864.4             3,220.1            10,670.0            9,374.9
                                                        -----------------   -----------------   ----------------   -----------------
      Gross profit                                              3,765.9             2,690.7             9,868.4            7,720.7
                                                        -----------------   -----------------   ----------------   -----------------
Operating expenses:
      Selling                                                     590.3               417.7             1,563.4            1,204.7
      Administrative                                              396.4               347.5             1,192.6            1,087.5
                                                        -----------------   -----------------   ----------------   -----------------
                                                                  986.7               765.2             2,756.0            2,292.2
                                                        -----------------   -----------------   ----------------   -----------------
Operating income before depreciation
   and amortization                                             2,779.2             1,925.5             7,112.4            5,428.5
Depreciation and amortization                                     601.7               416.7             1,494.6            1,211.9
                                                        -----------------   -----------------   ----------------   -----------------
Operating income                                                2,177.5             1,508.8             5,617.8            4,216.6
                                                        -----------------   -----------------   ----------------   -----------------
Integral cost of financing:
      Interest expense                                            600.1               336.9             1,381.9            1,027.8
      Interest income                                            (137.9)             (163.7)             (463.5)            (540.4)
      Foreign exchange loss (gain) - net                           85.3              (120.1)               20.0             (111.9)
      (Gain) loss from monetary position-net                      (29.9)              (15.0)              106.1               37.9
                                                        -----------------   -----------------   ----------------   -----------------
                                                                  517.6                38.1             1,044.5              413.4
                                                        -----------------   -----------------   ----------------   -----------------
Restructuring and non-recurring charges                            51.6                43.8               169.0              145.1
                                                        -----------------   -----------------   ----------------   -----------------
Other expense-net                                                  72.4               213.2               435.3              226.7
                                                        -----------------   -----------------   ----------------   -----------------
      Income before taxes                                       1,535.9             1,213.7             3,969.0            3,431.4
                                                        -----------------   -----------------   ----------------   -----------------

Income tax and assets tax                                         434.7               162.7             1,065.1              783.6
Employees' profit sharing                                           1.3                 1.1                 4.1                4.4
                                                        -----------------   -----------------   ----------------   -----------------
                                                                  436.0               163.8             1,069.2              788.0
                                                        -----------------   -----------------   ----------------   -----------------
      Income before equity in results of
         affiliates, cumulative effect of accounting
         change and minority interest                           1,099.9             1,049.9             2,899.8            2,643.4
Equity in income (losses) of affiliates - net                     403.3              (326.0)              553.9             (319.0)
Cummulative loss effect of acounting change - net                     -                   -            (1,009.0)                 -
Minority interest                                                 (65.7)               (3.2)              (57.3)               4.8
                                                        -----------------   -----------------   ----------------   -----------------
      Net income                                        Ps.     1,437.5     Ps.       720.7     Ps.     2,387.4    Ps.     2,329.2
                                                        =================   =================   ================   =================

(1) Include results of Sky Mexico for the three months ended September 30, 2004.
(2) Include results of Sky Mexico for the six months ended September 30, 2004.


NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 3RD AND 4TH QUARTERS OF 2003 AND 1ST, 2ND AND 3RD QUARTERS OF 2004(1):

SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY
--------------------------------------------------------------------------------------------------------------------------------
                    JUL   AUG   SEP   OCT   NOV   DEC   2003  JAN   FEB  MAR   APR    MAY  JUN   2Q04   JUL   AUG    SEP   3Q04
--------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2

Rating             11.5  11.9  12.2  12.3   11.7  10.8  11.6  11.5  11.3  12.2  11.4  11.3  11.5  11.4  11.0  10.7  11.0   10.9
Share (%)          30.6  31.7  32.2  32.0   30.8  29.8  30.9  29.7  28.9  30.9  30.2  30.1  30.8  30.3  30.2  28.3  30.4   29.6
TOTAL TELEVISA(2)
Rating             27.1  26.7  27.0  28.3   27.8  25.8  26.9  27.3  27.7  28.5  27.3  26.9  26.7  27.0  26.2  27.2  25.8   26.4

Share (%)          71.8  71.1  71.3  73.3   73.1  71.1  71.8  70.5  70.9  72.0  72.1  71.9  71.5  71.8  71.7  72.0  71.3   71.7
--------------------------------------------------------------------------------------------------------------------------------


PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

--------------------------------------------------------------------------------------------------------------------------------
                    JUL   AUG   SEP   OCT    NOV  DEC   2003   JAN  FEB   MAR  APR    MAY  JUN   2Q04   JUL    AUG   SEP   3Q04
--------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             17.9  18.5  18.5  18.2   16.9  15.4  17.7  17.2  16.7  18.4  16.9  16.4  16.2  16.5  17.1  16.8  16.5   16.8
Share (%)          33.1  34.4  34.0  33.0   30.6  29.3  32.5  30.3  29.7  32.2  31.5  30.9  30.7  31.1  32.6  31.8  31.4   31.9
TOTAL TELEVISA(2)
Rating             38.2  37.6  37.9  39.9   38.7  35.7  38.1  38.6  38.6  40.0  37.5  36.8  36.5  36.9  36.6  37.3  35.9   36.6

Share (%)          70.4  69.7  69.8  72.2   70.3  68.1  70.1  68.0  68.4  70.0  69.9  69.3  69.4  69.5  69.8  70.5  68.4   69.6
--------------------------------------------------------------------------------------------------------------------------------


WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY(3)

---------------------------------------------------------------------------------------------------------------------------------
                    JUL   AUG   SEP   OCT   NOV   DEC   2003   JAN  FEB   MAR   APR   MAY  JUN   2Q04   JUL    AUG   SEP   3Q04
---------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             22.8  24.7  23.8  23.2   19.6  18.9  22.8  21.0  20.9  22.4  20.8  18.0  17.9  18.9  20.1  20.7  20.8   20.5
Share (%)          36.9  39.5  37.9  36.0   30.7  31.7  36.5  32.2  31.7  33.8  33.8  30.2  30.4  31.5  33.9  34.6  35.0   34.5
TOTAL TELEVISA(2)
Rating             44.0  44.8  44.8  47.8   45.0  40.7  45.0  44.8  45.9  47.1  44.0  41.8  41.2  42.3  41.7  42.5  41.0   41.7

Share (%)          71.3  71.7  71.4  74.4   70.7  68.0  72.0  68.7  69.6  71.1  71.6  70.0  70.1  70.5  70.6  71.1  69.0   70.2
---------------------------------------------------------------------------------------------------------------------------------


NOTES:
1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 25 other cities with a population of over 400,000 people. "Ratings" for a period refers to the number of television sets tuned into the Company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities that are covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities that are covered by national surveys.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: October 26, 2004                      By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President